No. 812-[          ]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a)
AND 61(a) OF THE 1940 ACT

____________________

LAFAYETTE SQUARE USA, INC.

LS BDC Adviser, llc

Lafayette Square SBIC, LP

AND

LAFAYETTE SQUARE SBIC GP, LLC

175 SW 7th St, Unit 1911

Miami, Florida 33130-2992

All Communications, Notices and Orders to: David Kraut, Managing Director Lafayette Square (786) 688-0975 kraut@lafayettesquare.com PO Box 25250, PMB 13941 Miami, FL 33102-5250

Copies to:

Thomas Friedmann
Dechert LLP

One International Place

100 Oliver St., 40th Floor
Boston, MA 02110
(617) 728-7120

thoma.friedmann@dechert.com

Jonathan Gaines
Dechert LLP

Three Bryant Park

1095 Avenue of the Americas
New York, NY 10036
(212) 641-5600

jonathan.gaines@dechert.com

July 11, 2022

Page 1 of 7 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT
)
LAFAYETTE SQUARE USA, INC. LS BDC ADVISER, LLC LAFAYETTE SQUARE SBIC, LP LAFAYETTE SQUARE SBIC GP, LLC	) ) ) ) ) ) )
175 SW 7th St, Unit 1911 Miami, Florida 33130-2992 (786) 598-2089	) ) )
)
File No. 812-[ ]	)
Investment Company Act of 1940)
)

Lafayette Square USA, Inc., a Delaware corporation (the “Company”), LS BDC Adviser, LLC, a Delaware limited liability company (the “Adviser”), Lafayette Square SBIC, LP, a Delaware limited partnership (the “Lafayette Square SBIC”) and Lafayette Square SBIC GP, LLC, a Delaware limited liability company (the “SBIC GP”) (collectively, the “Applicants”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 1 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (the “SBA Act”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exclusion from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	STATEMEnT OF FACTS AND BACKGROUND

A.             The Company

The Company, a Delaware corporation, is a newly formed, externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)2 under the 1940 Act. The Company’s principal place of business is PO Box 25250, PMB 13941, Miami, FL 33102-5250. On May 28, 2022, the Company filed a registration statement on Form 10 to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), which became effective on July 27, 2021. Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the Securities Exchange Act.

The Company’s investment objective is to generate favorable risk-adjusted returns, including current income and capital appreciation, principally from directly originated investments in middle market businesses across the United States. The Company intends to invest in businesses that are primarily domiciled, headquartered and/or have a significant operating presence in each of the ten regions below, with a goal to invest at least 5% of its assets in each region over time.

•	The Cascade Region: Alaska, Idaho, Oregon and Washington
•	The Empire Region: New York, New Jersey, Connecticut and Pennsylvania
•	The Far West Region: California, Hawaii and Nevada
•	The Four Corners Region: Arizona, Colorado, New Mexico and Utah
•	The Great Lakes Region: Illinois, Indiana, Michigan, Minnesota, Ohio and Wisconsin
•	The Gulf Coast Region: Arkansas, Louisiana, Oklahoma and Texas
•	The Mid-Atlantic Region: Delaware, Kentucky, Maryland, North Carolina, South Carolina, Tennessee, Virginia and West Virginia and the District of Columbia
•	The Northeast Region: Maine, Massachusetts, New Hampshire, Rhode Island and Vermont
•	The Plains Region: Iowa, Kansas, Missouri, Montana, Nebraska, North Dakota, South Dakota and Wyoming
•	The Southeast Region: Alabama, Georgia, Florida and Puerto Rico.

The Company intends to invest primarily in first and second lien loans and, to a lesser extent, in subordinated and mezzanine loans and equity and equity-like securities, including common stock, preferred stock and warrants. The Company defines middle market companies as those with annual revenues between

2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

$10 million and $1 billion, and annual earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of between $10 million and $100 million, although the Company may invest in larger or smaller companies.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of four members, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act.

B.	The Adviser

The Adviser, a Delaware limited liability company, serves as the external investment adviser to the Company pursuant to an investment advisory and management agreement between the Adviser and the Company. The Adviser is a subsidiary of Lafayette Square Holding Company, LLC and its controlled subsidiaries, including LS Advisers, LLC and LS Administration, LLC (“Lafayette Square”). The Adviser is registered with the Commission under the Investment Advisers Act of 1940, as amended. The Adviser manages the Company’s investment activities pursuant to an investment advisory agreement with the Company that satisfies the requirements of Sections 15(a) and (c) of the 1940 Act. Subject to the overall supervision of the Board, the Adviser will serve as the investment manager to Lafayette Square SBIC and the investment and exit decisions and day-to-day investment activities of Ares SBIC will be managed by members of the Adviser’s management.

C.             The SBIC GP

The SBIC GP was organized as a limited liability company under the laws of the state of Delaware on May 17, 2022. The SBIC GP is the sole general partner of Lafayette Square SBIC and the Company is the sole member of the SBIC GP. The SBIC GP may serve as the general partner of future SBIC Subsidiaries.

D.             Lafayette Square SBIC

Lafayette Square SBIC formally submitted an application to the SBA for a license to operate as an SBIC on June 27, 2022. Lafayette Square SBIC was organized as a limited partnership under the laws of the state of Delaware on May 17, 2022.

The Company is the sole limited partner of Lafayette Square SBIC. The Company, directly through the SBIC GP, wholly owns Lafayette Square SBIC. Lafayette Square SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. The Company intends to invest primarily in first and second lien loans and, to a lesser extent, in subordinated and mezzanine loans and equity and equity-like securities, including common stock, preferred stock and warrants. Lafayette Square SBIC will employ the same investment strategy and investment philosophy.

Due in part to the increase in the maximum amount of SBIC leverage available to associated3 SBIC funds, the Company may form two additional SBIC Subsidiaries to fully utilize maximum available

3 The SBA defines an “Associate of a License” as “any Person that directly or indirectly Controls, or is Controlled by, or under Common Control with, a Licensee.” 13 C.F.R. § 107.50.

funding, subject to the SBA's approval. Additionally, if future legislation or SBA regulations increase the current funding limit for three or more SBICs under common control, it may again be necessary or advisable to establish more than three SBIC Subsidiaries to fully utilize available funding. Applicants seek for this Order’s exemptive relief to extend to additional SBIC Subsidiaries so that they may rely on the Order in the future without requiring additional exemptive relief. Further, Applicants may seek additional SBIC licenses for future SBIC Subsidiaries after the SBIC license of a current SBIC Subsidiary expires. Each SBIC Subsidiary would have an initial ten-year life (with provision for the general partner of each SBIC Subsidiary to extend the life of such SBIC Subsidiary for one or more additional years in the event that all of such SBIC Subsidiary’s investments have not been exited by the end of the tenth year). Applicants do not currently anticipate that Lafayette Square SBIC, or any future SBIC Subsidiary, will operate without SBA funding or guarantees. The financial statements of Lafayette Square SBIC, and any future SBIC Subsidiary, will be consolidated with the Company’s financial statements.

As an SBIC, Lafayette Square SBIC and any other future SBIC Subsidiary, will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have no more than 49 percent of employees overseas, have a tangible net worth not exceeding $19.5 million, and have average net income after federal taxes not exceeding $6.5 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller enterprises” as defined by the SBIC regulations. A smaller enterprise is one that has no more than 49 percent of employees overseas, has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or annual receipts. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

II.	requested relief

A.             Sections 6(c) and 18

1.	Section 6(c). Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.	Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1) applicable to BDCs is 200 percent or 150 percent if certain requirements under Section 61(a)(2)

are met. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as Lafayette Square SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. Lafayette Square SBIC (and any other SBIC Subsidiary) will be regulated by the SBA and operate under the SBA Act. There is no difference in the SBA’s regulation of the SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

B.	Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Lafayette Square SBIC and other SBIC Subsidiaries would be subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by Lafayette Square SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by Lafayette Square SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Lafayette Square SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

C.	Requested Order

Solely for the purposes of the requested relief, the Company seeks to treat Lafayette Square SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because Lafayette Square SBIC would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.4

4 See, e.g., In the Matter of Capital Southwest Corporation, et al., Investment Company Act Release Nos. 34333 (July 16, 2022) and 34355 (August 11, 2021) (order); In the Matter of Ares Capital Corporation, et al., Investment Company Act Release Nos. 32127 (May 26, 2016) (notice) and 32154 (June 21, 2016) (order); In the Matter of TCP Capital Corp., et al., Investment Company Act Release Nos. 31670 (June 15, 2015) (notice) and 31712 (July 13, 2015) (order); In the Matter of New Mountain Capital Corporation, et al., Investment Company Act Release Nos. 31282 (Oct. 10, 2014) (notice) and 31329 (Nov. 5, 2014) (order); In the Matter of Garrison Capital Inc., et al., Investment Company Act Release Nos. 31240 (Sept. 3, 2014) (notice) and 31270 (Sept. 30, 2014) (order); Monroe Capital Corporation, et al., Investment Company Act Release No. 31235 (Aug. 28, 2014) (notice) and 31274 (Oct. 2, 2014) (order); In the Matter of Stellus Capital Investment Corporation, et al., Investment Company Act Release Nos. 31160 (July 17, 2014) (notice) and 31206 (Aug. 12, 2014) (order); In the Matter of OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct. 30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

III.	conditions of exemptive order

Applicants agree that the requested Order will be subject to the following condition:

•	The Company will not itself issue or sell any senior security and the Company will not cause or permit Lafayette Square SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Lafayette Square SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale of any such senior security by any of the Company, Lafayette Square SBIC or any other SBIC Subsidiary, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)). In determining whether the Company, Lafayette Square SBIC and any other SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of Lafayette Square SBIC or another SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV.	exhibit list

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A: Verification Required by Rule 0-2(d)

Exhibit B: Resolutions Authorizing Application

V.	authorization required by rule 0-2

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so. The Board, on behalf of the Company, Lafayette Square SBIC, the SBIC GP, and the Adviser authorized the filing of this Application pursuant to the resolutions attached as Exhibit B. The person executing the Application on behalf of the Company, Lafayette Square SBIC, the SBIC GP, and the Adviser states that he has duly executed the attached Application for and on behalf of each of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 11th day of July, 2022.

LAFAYETTE SQUARE USA, INC.

By: /s/ Damien Dwin

Name: Damien Dwin

Title: President and Chief Executive Officer

LS BDC ADVISER, LLC

By: /s/ Damien Dwin

Name: Damien Dwin

Title: Authorized Person

LAFAYETTE SQUARE SBIC, LP

By: /s/ Damien Dwin

Name: Damien Dwin

Title: Authorized Person

LAFAYETTE SQUARE SBIC GP, LLC

By: /s/ Damien Dwin

Name: Damien Dwin

Title: Authorized Person

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached application dated as of July 11, 2022 for and on behalf of Lafayette Square USA, Inc.; that he is the President and Chief Executive Officer of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached application dated as of July 11, 2022 for and on behalf of LS BDC Adviser, LLC. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LAFAYETTE SQUARE USA, INC.

By: /s/ Damien Dwin

Name: Damien Dwin

Title: President and Chief Executive Officer

LS BDC ADVISER, LLC

By: /s/ Damien Dwin

Name: Damien Dwin

Title: Authorized Person

The undersigned states that he has duly executed the attached application dated as of July 11, 2022 for and on behalf of Lafayette Square SBIC, LP and Lafayette Square SBIC GP, LLC that he is authorized to execute this statement of each entity and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LAFAYETTE SQUARE SBIC, LP

LAFAYETTE SQUARE SBIC GP, LLC

By: /s/ Damien Dwin

Name: Damien Dwin

Title: Authorized Person

EXHIBIT B

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

LAFAYETTE SQUARE USA, INC.

WHEREAS, management of the Company has proposed submitting to the Securities and Exchange Commission (the “SEC”) an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a) and 61(a) thereunder to permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended, as a small business investment company for exemptive relief under the 1940 Act (the “SBIC Exemptive Application”) pertaining to the treatment of certain debt to be held at a proposed small business investment company subsidiary;

WHEREAS, the Board has reviewed the SBIC Exemptive Application, a copy of which is attached hereto as Exhibit A; and

WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders that the Company seek exemptive relief from the SEC as set forth in the SBIC Exemptive Application.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the SBIC Exemptive Application and any amendments deemed necessary or appropriate thereto in such form and accompanied by such exhibits and other documents, as the Authorized Officer(s) preparing the same shall approve, such approval to be conclusively evidenced by the filing of the SBIC Exemptive Application, and any other related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Securities Act, as amended, the Securities Exchange Act, as amended, or the 1940 Act, or any other applicable federal or state securities laws, as the Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby;

FURTHER RESOLVED, that the Authorized Officers be, and each of them acting alone hereby is, authorized and directed to file the SBIC Exemptive Application and any amendments deemed necessary or appropriate thereto as such Authorized Officers, in their sole discretion, shall deem necessary or desirable in order for the Company to accomplish its investment objective;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish each of the Authorized Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary and the Chief Compliance Officer (collectively, the “Authorized Officers”).

(Adopted on July 11, 2022)